Exhibit 99.4

Opinions on Promoting Fast and Well Development of Rural Microcredit Companies issued by of the General Office of the People’s Government of Jiangsu Province

Su. Zheng. Ban. Fang. (2009) No. 132

People’s Government of various cities and counties, various committees, offices, departments and bureaus of the province, and various affiliated organizations of the province,

In order to promote the standard, healthy and sustainable development of rural microcredit companies in our province (hereinafter referred to as “rural microcredit companies), in accordance with the requirements of relevant national and provincial documents and combined with the reality of the pilot work, the following opinions have been put forward.

I. Fully understand the important significance of promoting the sound and fast development of rural microcredit companies

The organizational form and operating mode of rural microcredit companies are based on the rural areas, close to the farmers and serve agriculture, which can help foster a competitive rural financial market, improve the level of rural financial services, standardize and guide non-governmental financing, promote the investment of more capital in “agriculture, farmers and rural areas”. It can be seen from the previous stage of pilot work, the development of rural microcredit companies in our province has had a good start, and their role in serving “agriculture, farmers and rural areas” and promoting rural financial reform has been demonstrated to a certain extent. However, there are still deficiencies and gaps in the quantity and scale of development, the level of standardized operation, the building of a regulatory system and the establishment of a social image to serve “agriculture, farmers and rural areas”. Various localities, all relevant departments and rural microcredit companies shall further unify their ideology, improve their understanding, unceasingly increase the overall situation consciousness and responsibility consciousness, seize opportunities, further advance by taking advantage of the favorable situation, and promote the sound and fast development of rural microcredit companies throughout the province.

II. Further clarify the guiding ideology for the development of rural microcredit companies

In a period to come, the guiding ideology for the rural microcredit companies in our province is to follow the guidance of Deng Xiaoping Theory and the important thought of Three Represents, thoroughly apply the Scientific Outlook on Development, adhere to the principle of "credit-only, serving agriculture, farmers and rural areas, strengthening supervision and preventing risks", highlight the orientation to serve "agriculture, farmers and rural areas", increase the efforts of innovation, correctly handle the relationship between accelerating development and standardizing management, actively expand the coverage of organizations and business, carefully nurture the companies’ self-regulatory mechanism, focus on building an effective regulatory system, effectively strengthen risk prevention, and strive to build rural microcredit companies into professional credit companies with stable sources of funds and distinct business characteristics so as to enable them to become an integral part of the rural financial system.

III. Unceasingly expand the coverage of rural microcredit companies

Various localities and relevant departments shall actively organize and mobilize enterprises and individuals with the capital strength and sense of social responsibility to participate in the building of rural microcredit companies, encourage capitals outside the province and foreign capital to invest and launch rural microcredit companies in our province, and encourage enterprises and individually in southern Jiangsu area to start rural microcredit companies in northern Jiangsu area. All counties (county-level cities, districts), where the local government attaches importance, a Finance Office has been set to assume regulatory duties, and rural microcredit companies that have been opened to business are operating well, can increase the pilot number of rural microcredit companies. People’s Government of counties (county-level cities, districts) meeting the conditions shall propose a plan for the number and distribution of rural microcredit companies to be additionally set in the beginning of each year in accordance with the principle of be active and steady. After the plan is preliminarily reviewed and approved by the municipal Finance Office and reviewed and approved by the provincial Finance Office, its implementation shall be organized and performed.

After reviewed and approved by the municipal Finance Office, rural microcredit companies that have been opened for more than 1 year with good operating conditions, large capital scale and strict risk management and control may set up branches in townships under the county (county-level city, district) where no rural microcredit company has been established. Rural microcredit companies in southern Jiangsu area with capital of more than RMB 50 million can set up 1 additional branch for each increase of RMB 30 million; rural microcredit companies in central Jiangsu area with capital of more than RMB 30 million can set up 1 additional branch for each increase of RMB 25 million; rural microcredit companies in northern Jiangsu area with capital of more than RMB 20 million can set up 1 additional branch for each increase of RMB 15 million.

IV. Further develop the main business to be better, stronger and bigger

Rural microcredit companies shall establish a business philosophy of “survival relying on customer credit”, concentrate their forces to profoundly carry out visits, survey and investigation into the local “agriculture, farmers and rural areas” customers to get a real understanding of their production and operation conditions, asset liability position, capital requirements and uses, as well as whether they are honest and trustworthy, etc., filter and master a number of key objects of support, and establish credit files and customer credit database. Rural microcredit companies shall use their own credit funds to give loan support in a timely manner, provide credit outsourcing and loan guaranty services for commercial banks, and actively handle entrusted loan business.

V. Adhere to the “petty, convenient, flexible and preferential” characteristics of credit business

The characteristics of rural microcredit companies’ credit business are “petty, convenient, flexible and preferential”. “Petty” is reflected in the “three not less than 70%” requirements on the flow of credit, namely: the cumulative ending balance of petty loans (specific standards shall be determined by the specific municipal Finance Office in accordance with the local economic development level, and reported to the provincial Finance Office for documentation) shall not be less than 70% of the total amount of loans; the cumulative ending balance of “agriculture, farmers and rural areas” loans shall not be less than 70% of the total amount of loans; the cumulative ending balance of business loans whose term is more than 3 months shall not be less than 70% of the total amount of loans. The proportion of “bridge loans” shall be strictly controlled. “Convenient” represents that the loan conditions are based on reality and not confined to written statements and information; the handling of loans is highly efficient—it takes no more than 5 working days from acceptance of the loan application to giving a definite yes/no answer, in principle. “Flexible” is reflected in the fact that credit products and financial services are close to “agriculture, farmers and rural areas”, flexible and diversified. “Preferential” is demonstrated by the reasonable loan interest rates and charges and no issue of “usury”; rural microcredit companies are encouraged to issue loans at preferential rates to “agriculture, farmers and rural areas”; it is prohibited to raise loan interest rates in disguise, or charge any loan charges under any name beyond the contractual interest rate.

VI. Broaden the funding sources of rural microcredit companies orderly

The financial ratio of rural microcredit companies that adhere to serving “agriculture, farmers and rural areas” and maintain compliant operation, good risk control, and reasonable interest rates can be up to 100% of their capital. Sources of the funds include: 1) loans or financing funding from commercial banks; 2) approved large-amount directional borrowing (mainly shareholders’ borrowing); 3) approved transfers and lending of funds between rural microcredit companies; 4) actively explore the feasibility of enabling financial funds, further lending of the People's Bank to support agriculture, insurance funds and other funds to play their role in “agriculture, farmers and rural areas” through rural microcredit companies.

VII. Establish a sound regulatory system for rural microcredit companies

Local governments who carry out the pilot work of rural microcredit companies shall clearly define the regulatory responsibilities to be assumed by various departments and personnel. Counties (county-level cities, districts) where a lot of rural microcredit companies have been established shall strengthen the power of regulatory authorities, establish a Finance Office in principle equipped with necessary personnel, and fully fulfill the regulatory and service responsibilities to rural microcredit companies. The province will study and formulate Methods for the Regulation of Rural Microcredit Companies in Jiangsu Province”, and perfect various supervision and management regulations. All localities shall resolutely crack down on rural microcredit companies’ absorption of deposits from the public openly or disguisedly, usury, off-balance sheet operations, violent recovery of loans and other illegal acts, strengthen day-to-day supervision, establish a reporting system, and carry out on-site inspections to ensure strict management and compliant operation of rural microcredit companies. In the future, capital adjustment, shareholders adjustments, executives adjustments, relocation of the operating premises and other change matters of rural microcredit companies shall be reviewed and approved by the respective municipal Finance Office, and then reported to the provincial Finance Office for documentation.

VIII. Strengthen shareholders and management team building of rural microcredit companies

All localities shall conscientiously perform the system to select shareholders through bidding, enhance shareholders' recurrent training, education and management, guide shareholders to increase the strategic investment consciousness, scientific development consciousness and sense of social responsibility, effectively find the accurate positioning, develop strategies and grasp the direction, and lead the healthy development of rural microcredit companies. To effectively strengthen the management team building of rural microcredit companies, in principle, main operating management personnel and business backbones shall have financial work experience and a good track record. Establish an education and training system for the employees of rural microcredit companies, and through continuous training, education and management, strive to train and foster an operating and management team with professional ethics, dedication to the posts, hard-working attitude, knowledge of credit and proficiency in management and operation for rural microcredit companies.

IX. Strive to create a favorable environment for the development of the rural microcredit companies

In order to better reflect the policy orientation to serve “agriculture, farmers and rural areas”, certain preferential policies will be given to support rural microcredit companies. The business tax and income tax of rural microcredit companies are temporarily levied by a ratio of 3% and 12.5% respectively. All localities shall conscientiously implement the Circular of the General Office of the People’s Government on Forwarding the Several Policy Opinions of the Provincial Department of Finance on Promoting the Development of Rural Financial Reform (S. Z. B. F. (2009) No. 32) to ensure the effective implementation of various preferential policies. The handling of registration of rural microcredit companies at the administration for industry and commerce, land real estate mortgages and mortgage of movable property and other rights, credit management and other related matters in various localities, in principle, shall be implemented with reference to the banking institutions.

It is required to accelerate the pace of construction of a business networking system for rural microcredit companies throughout the province, use the networking system to actively expand the business channels of rural microcredit companies, and improve the level of regulation of the rural microcredit companies in the province. Actively build an industry association for rural microcredit companies, promote the strengthening of self-regulation of the industry, and improve management and service level. Governments at all levels shall strengthen the organization and leadership of rural microcredit companies, be concerned about their construction and development, and enrich and strengthen the regulatory power to help solve practical problems. The Finance Office in various localities shall effectively assume supervisory duties, and enhance supervision and service simultaneously. On the one hand, they shall strengthen market access management and day-to-day supervision, severely investigate and punish discipline violations, and strictly prevent risks and potential hazards. On the other hand, they shall enhance their service awareness, strengthen innovative research, and constantly open up new spaces for the development of rural microcredit companies. Finance, rural work, and the People's Bank, bureaus of the Banking Regulatory Commission and other units and departments at all levels shall strengthen their guidance over, management of and services for rural microcredit companies within the scope of their respective duties. All policy banks, commercial banks, rural cooperatives and other financial institutions shall continue to strengthen their collaboration and cooperation with rural microcredit companies in terms of financing, credit, settlement and other aspects to achieve mutual benefit and reciprocity. Trade unions, the Communist Youth League, women's federations and other organizations shall organize and mobilize union members, members of the Communist Youth League and women comrades to participate in and support the cause of rural microcredit companies, and contribute to the healthy development of rural microcredit companies.

November 28, 2009